Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of Boumarang Inc.

We consent to the inclusion in this Registration Statement on Form S-1 of Boumarang Inc. of our report dated June 01, 2026, relating to the consolidated balance sheets of Boumarang Inc. as of December 31, 2025 and December 31, 2024, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2025 and for the period from inception (July 26, 2024) through December 31, 2024, which report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern, and to the reference to our firm under the heading “Experts” in the prospectus, which is part of this Registration Statement.

LAO PROFESSIONALS

PCAOB No:7057
Lagos, Nigeria
June 01, 2026